Ms. Suzanne Hayes	Westpac Place
Assistant Director	Level 19, 275 Kent Street
Division of Corporation Finance	Sydney NSW 2000
United States Securities and Exchange Commission	TEL +61 2 8253 2624
100 F Street, N.E.
Washington, D.C. 20549

June 24, 2013

Dear Ms. Hayes

Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2012

Filed November 13, 2012

File no. 001-10167

Westpac Banking Corporation (“Westpac”) has received your letter, dated June 14, 2013 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac’s Form 20-F for the fiscal year ended September 30, 2012 (File No. 001-10167) filed with the Commission on November 13, 2012.

The Comment Letter requests Westpac to respond to the staff’s comments within ten business days or to advise you when Westpac will provide its response.  Westpac has reviewed the staff’s comments and has begun preparation of its response.  However, Westpac will require additional time to consider and respond fully to the staff’s comments.  Accordingly, Westpac respectfully requests an extension of time to respond to the staff’s comments until July 12, 2013.  We will endeavor to submit the response earlier if feasible.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 2624 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Yours sincerely
Westpac Banking Corporation

/s/ Richard Jamieson
Richard Jamieson
Acting Deputy Chief Financial Officer

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP